SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

Acquisition of Shares of Joint Stock Company Bank CenterCredit

On March 14, 2008, the board of directors of Kookmin Bank (“Kookmin”) passed a resolution to approve the acquisition of shares of Joint Stock Company Bank CenterCredit (“CenterCredit”), a Kazakhstan bank. Details of the acquisition are as follows:

•	Number of shares to be acquired: 44,136,675 shares (representing 29.99% of CenterCredit’s outstanding shares).

•	Purchase price: Won 621,342,689,028.

•	Total number of shares of CenterCredit to be owned by Kookmin following the acquisition: 44,136,675 shares.

•	Method of acquisition: Purchase of the shares through the Kazakhstan Stock Exchange pursuant to a share purchase agreement.

•	Purpose of acquisition: To secure new overseas growth opportunities by entering the Commonwealth of Independent States market through the acquisition of an equity stake in CenterCredit.

•	Key consolidated financial data of CenterCredit:

	Total Assets	Total liabilities	Total Stockholders’ Equity	Capital Stock	Revenue	Net income
Date (as of)	(in millions of Won)
September 30, 2007	7,423,208	6,884,585	538,623	294,843	629,501	84,170
December 31, 2006	4,659,763	4,329,767	329,996	172,081	482,230	81,676
December 31, 2005	2,691,534	2,477,902	213,632	133,667	260,660	38,829

Other relevant information:

•	Kookmin Bank plans to increase its equity stake in CenterCredit to 50.1% or more within 30 months from the closing date of this acquisition.

•

The closing of Kookmin’s initial acquisition of shares of CenterCredit will occur after the receipt of regulatory approvals from the Financial Services Commission of the Republic of Korea, the Ministry of Strategy and Finance of the Republic of Korea and the relevant authorities in the Republic of Kazakhstan, and therefore the closing date has not yet been determined.

•

The amounts stated above have been converted from Kazakhstan Tenge to U.S. dollar using the exchange rate in effect on December 31, 2007 (US$1.00 = KZT 120.30), and from U.S. dollar to Korean Won using the exchange rate in effect on March 14, 2008 (U.S.$1.00 = Won 980.50).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: March 17, 2008	By:	/s/ Donald H. MacKenzie
(Signature)
	Name:	Donald H. MacKenzie
	Title:	Senior EVP / CFO